Exhibit 23.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-4 of Banco Santander S.A. of our report dated 19 March 2009, relating to the consolidated financial statements of Abbey National plc (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in the policy for determining which items are treated as cash equivalents in the statement of cash flows) included in the Annual Report on Form 20-F of Abbey National plc for the year ended 31 December 2008, and the reference to us under the headings "Selected Financial Data" .  We also consent to the reference to us under the heading "Experts" in this registration statement.

/s/ Deloitte LLP

Deloitte LLP
Chartered Accountants and Registered Auditors
London, England

8 July 2009